Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	3/31/2006	3/31/2005	12/31/2005	12/31/2004	12/31/2003
Earnings:
Pretax income (loss)	$(7,919,493)	$(2,482,229)	$(6,791,171)	$(10,429,130)	$(3,332,885)
Fixed charges, net of capitalized interest	1,868,844	660,511	3,966,715	3,348,922	(75,437)

Earnings before taxes and fixed charges	(6,050,649)	(1,821,718)	(2,824,456)	(7,080,208)	(3,408,322)

Fixed Charges:
Interest expense	1,868,844	660,511	3,966,715	3,348,922	(75,437)
Capitalized interest	—	—	—	—	—
Preferred dividends	240,599	291,190	1,124,650	18,893,509	—

Total fixed charges	2,109,443	951,701	5,091,365	22,242,431	(75,437)

Ratio of earnings to fixed charges	(2.87)	(1.91)	(0.55)	(0.32)	45.18